

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

June 11, 2010

William R. Jellison
Chief Financial Officer
221 West Philadelphia Street
York, PA 17405-0872

> **Re: DENTSPLY International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 22, 2010**
> **File No. 000-16211**

Dear Mr. Jellison:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief